Exhibit 99.71

NEWS RELEASE

CARBON STREAMING ANNOUNCES STRATEGIC PARTNERSHIP WITH BC FIRST NATIONS COMPANY

TORONTO, ONTARIO, June 7, 2021 – Carbon Streaming Corporation (“CSC” or the “Company”) is pleased to announce it has formed a strategic joint-venture partnership (“JV”) with WilsonZinter Enterprises Ltd. (“WZ”), an established First Nations business in British Columbia (“BC”).

The purpose of the JV is to source and finance investment opportunities in collaboration with First Nations and develop projects within their territories to combat climate change through the reduction of greenhouse gas (“GHG”) emissions. In addition, these projects support biodiversity protection, grow and enhance local community and social programs, foster business and employment opportunities, and deliver important environmental education and capacity building. Projects once developed will result in GHG emissions reductions that will be marketed for sale as carbon credits once fully validated and certified.

WZ is led by Candice Wilson and Amanda Zinter, both of whom have spent nearly a decade working together reviewing environmental and industrial projects and assessments located within, and on behalf of, the Haisla Nation (“Nation”) of northern British Columbia. WZ is an industry leader in environmental and social responsibility.

In partnership, CSC and WZ will meet with First Nations officials to finance and develop offsetting projects, realizing the many anticipated project benefits:

●	Natural Resources Management such as reforestation and improved forestry management, wetland restoration, and associated efforts to protect the area’s rich biodiversity (native species include: Sikta Spruce, Western Hemlock, Red Cedars, bears, wolves, deer, foxes, and wolverines, among others).

●	Partnership with First Nations offering sustainable economic development, employment, and environmental education opportunities for self-sufficient communities in recognition of and respect for their proud tradition as land and water defenders.

Justin Cochrane, President & CEO of the Company stated, “Carbon Streaming is thrilled to be partnering with WZ and together, collaborating with First Nations in BC.” Mr. Cochrane continued, “This joint venture not only demonstrates our sustained commitment to our shared environment and the communities that depend on them, it presents a unique opportunity to work with a female-Indigenous owned organization, demonstrating our commitment to supporting equal opportunity business relationships.”

The Company will provide further updates as the JV sources and finalizes investment opportunities with First Nation communities in BC.

About WilsonZinter Enterprises Ltd.

WilsonZinter Enterprises partners with private sector businesses that demonstrate high levels of environmental and social responsibility. An aspect of this commitment to social responsibility is contracting with a female-Indigenous owned organization to provide transparent, equal opportunity business relationships. Candice Wilson and Amanda Zinter’s intent is to pave the path for excellence in environment and social governance and to pass on the knowledge to other individuals with the same vision. The formula to the successful development of major industrial projects in British Columbia includes maximizing benefits and WilsonZinter is able to help find the solution. They have collaborated on six LNG (liquified natural gas) projects and participated in six environmental assessments.

Contact: info@wilsonzinter.ca

About Carbon Streaming Corporation

Carbon Streaming Corporation is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

ON BEHALF OF THE COMPANY:

“Justin Cochrane”

Justin Cochrane, President and CEO

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain information which constitutes ‘forward-looking statements’ and ‘forward-looking information’ within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward- looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding the finalization of definitive documentation and closing of the carbon credit stream transaction, statements and figures with respect to the development, implementation, validation and verification of carbon projects; statements and figures with respect to the generation of local community benefits; statements with respect to the conservation and protection of forestry and endangered species; statements with respect to the annual creation of carbon credits; and, statements with respect to the business and assets of the Company and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Company’s control. Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

No securities regulatory authority has approved of the contents of this news release.